UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number     0-29638

Check One:    ☐ Form 10-KSB     ☒ Form 20-F    ☐ Form 11-K     ☐ Form 10-QSB     ☐ Form N-SAR

For Period Ended: December 31, 2003

☐ Transition Report on Form 10-KSB
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-QSB
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I  - REGISTRANT INFORMATION

SPUR VENTURES INC.
Full Name of Registrant

Suite 2684, Four Bentall Centre
1055 Dunsmuir Street, Box 49298
Vancouver, BC V7X 1L3
(Address of Principal Offices)

PART II
RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 10-KSB, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, 10-QSB or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has beenattached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 20-F, 10-Q, N-SAR, N-CSR or the transition report portion thereof could not be filed within the prescribed time period.

Management was unable to obtain the business information necessary to complete the preparation of the Company’s financial statements for the fiscal year ended December 31, 2003 and the audit of these financial statements by the Company’s auditors in time for filing. Such information is required in order to prepare a complete filing. As a result of this delay, the Company is unable to file its annual report on Form 20-F within the prescribed time period without unreasonable effort or expense. The Company expects to file within the extension period.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Robert G. Atkinson	(604)	689-5564
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes      ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes      ☒ No

Spur Ventures Inc.
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 30, 2004	By	/s/ Robert G. Atkinson
Robert G. Atkinson
Director